Richard A. Lozyniak

President and Chief Executive Officer

Telephone:  (828) 454-0561

Telefax:  (828) 646-6101

Rich_Lozyniak@blueridgepaper.com

September 7, 2006

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Blue Ridge Paper Products Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Form 8-K filed on August 11, 2006
File No. 333-114032

Dear Mr. Krikorian:

We are in receipt of your correspondence dated August 24, 2006 requesting additional information regarding the filings for Blue Ridge Paper Product Inc. (“we,” “us” or the “Company”).  In response to your request for additional information, we are providing the comments below.  For the convenience of your review, we have set forth the comments contained in the SEC Staff Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 41

1.               Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e).  That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  In addition, tell us whether your officers also concluded that your disclosure controls and procedures are effective and designed to ensure that all material information relating to the Company required to be included in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  In your response, also address your assessment of disclosure controls and procedures for the quarterly periods ended March 31, 2006 and June 30, 2006 as disclosed in your Form 10-Qs.

Response:  In connection with our Form 10-K for our fiscal year ended December 31, 2005 and our Forms 10-Q for our fiscal quarters ended March 31, 2006 and June 30, 2006, our Principal Executive Officer and Principal Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures based upon the full definition contained in Rule 13a-15(e).  Based on such evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of the end of each related period, our disclosure controls and procedures were effective in ensuring that all material information required to be disclosed in the related report was recorded, processed, summarized, disclosed and reported within required time periods.

Further, we will confirm that we will disclose in future filings whether our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and whether our officers also concluded that our disclosure controls and procedures are effective and designed to ensure that all material information relating to the Company required to be included in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(k) Revenue Recognition, page F-9.

2.               Explain the nature of any multiple element arrangements.  In this regard, we note from your disclosure on pages 9 and 10 that you offer customer support services.  Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21.  If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as separate and discrete earnings processes, and support for your conclusions that, among other things, the delivered items have value on a standalone basis.  Explain your accounting treatment for each deliverable of your multiple element arrangements.  Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

Response:  The Company is a vertically integrated manufacturer of specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products.  We sell our products to various converters and customers.  If our customers have questions regarding our products, they may contact our customer service representatives who can provide detailed information about the products in an effort to assist in problem solving or troubleshooting.  These services are provided to assist customers with any questions they have regarding the use of our products.  There are no fees associated with these types of services, no guaranteed minimum number of hours, calls, or periods over which service is required, and the Company does not independently sell these services.  Our customer service representatives and technical support and sales staff, as well as those who support our laboratory and testing center, are available to all customers and are not considered a contractually-committed deliverable under multiple-element sales contracts.  Therefore, the Company has not discussed multiple element arrangements in the revenue recognition policy disclosure, as the Company has no deliverables that are in the scope of EITF 00-21.  If the Company enters into any multiple element arrangements in the future that are material to the Company’s financial statements and within the scope of EITF 00-21, we will review the Company’s revenue recognition policy disclosures accordingly.

3.               We note from your disclosure on pages 9 and 10 that you sell your products through outside sales professionals and multiple merchant and broker channels, in addition to selling through your inside sales team.  Tell us how you recognize revenues sold through these indirect channels.  Also, state whether you offer these third parties rights of returns and tell us how your revenue recognition policy complies with paragraphs 6 and 8 of SFAS 48.  Describe significant assumptions, material changes, and reasonably likely uncertainties in estimating the allowance for estimated future returns.  Tell us what consideration you gave to disclosing your policy for revenue generated through resellers.

Response:  The majority of our products are sold directly to customers who are end users.  However, we do sell some products through merchant and broker channels. Merchants take delivery and title of products sold by the Company and then resell the products to their customers.  Brokers act as sales agents to assist us in selling our products to customers who are end users.  Products sold through these indirect channels have consistent revenue recognition to those sold directly.  Products sold to merchants do not have rights of return or price protection.  When products are sold directly to merchants, they take title and the risk of loss upon shipment from our facilities.  In addition, the Company’s credit department examines the credit-worthiness of all customers including merchants before any sales are consummated.  Customer returns are only allowed when goods are defective. Per SFAS 48, paragraph 4, item (c), the return of defective goods is out of the scope of SFAS 48.  Therefore, we did not consider additional policy disclosure necessary.

4.               We note that you have recognized an accrual for customer rebates per your disclosure on page F-24.  Describe the types of customer incentives you offer such as rebates, returns, price protection, etc.  Explain to us how each of these items is accounted for and refer to the relevant accounting guidance that supports your policies.  Also tell us the amount of incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description.

Response:  The following table summarizes gross sales with reductions to net sales for the year ended December 31, 2005 and quarters ended March 31, 2006 and June 30, 2006, along with the percentage of rebates to gross sales.

($ in thousands)	2005	1st Qtr 2006	2nd Qtr 2006
Gross Sales	$568,439	$153,481	$156,674
- Rebates	49,691	11,413	9,995
- Returns, Allowances, and Discounts	8,835	1,961	1,823
= Net Sales	$509,913	$140,107	$144,856
Rebates to Gross Sales	8.7%	7.4%	6.4%
Accrued Rebates Payable	$9,121	$5,763	$5,512

The Company does not offer its customers incentives in the form of price protection or rights of return.  Customer incentives that are offered to certain customers include cash rebates based on volume purchased by the customer monthly, quarterly, or annually.  At each balance sheet date, management estimates accrued rebates on a customer-by-customer basis based upon actual volumes purchased to date, as well as projected volumes to be purchased by customers on a contract-specific basis.  Rebate percentages and volume requirements are clearly defined in contracts with customers as well as the periods over which purchases/sales must occur within the agreement.

Paragraph 8 of SFAS 48 discusses the ability to make reasonable estimates of the amount of future returns.  In applying this standard to make reasonable estimates of the amount of future rebates, the main factor that drives our ability to estimate rebate accruals is historical experience.  The Company has significant historical experience in selling our products and longstanding relationships with most of our larger customers.  Projected volumes and purchasing patterns for customers are relatively consistent based upon historical trends.

Because the determination of the accrual for rebates payable is customer-specific and based on actual volume, there is limited subjectivity associated with the estimate; however, we do make judgments related to the customer’s ability to achieve projected purchasing volumes in order to receive rebate percentages outlined in our contracts.

In future filings, we will add disclosure similar to the following revenue recognition policy:  “The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.  Certain customers receive cash rebates from the Company as incentives to purchase the Company’s products.  Management monitors actual and projected sales of its products to these customers and estimates and records rebates payable as a reduction of revenues.”

Form 8-K filed August 11, 2006

5.               We note your inclusion of the non-GAAP financial measures of EBITDA and Adjusted EBITDA in your Form 8-K filed on August 11, 2006.  Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made.  Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations.  Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure.  Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Response:  We believe that EBITDA and Adjusted EBITDA can assist investors in analyzing and assessing our ability to service our outstanding debt.  In addition, our management focuses on EBITDA and Adjusted EBITDA, as we define them, as measures of our operating performance and as measures of the ability of our business to generate cash.  In future filings, we will expand our disclosures in response to this comment.  In particular, we will more fully explain the economic substance behind our decision to use EBITDA and Adjusted EBITDA and why we believe these measures provide investors with valuable insight into our operating results.  In addition, we will discuss the material limitations associated with each measure.  We will include a discussion of why we believe that it is useful to exclude any recurring items.

6.               If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.  In this respect, please specifically address the following:

•                  We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with

GAAP.  Specifically, in the last paragraph of page 1 of Exhibit 99.1, you disclose Adjusted EBITDA for the three-month periods ended June 30, 2006 and March 31, 2006 without presenting the most comparable GAAP measures.  When disclosing such non-GAAP financial results, you must also present comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

•                  We note that you use EBITDA and Adjusted EBITDA as measures of operating performance as well as measures of liquidity.  We further note that your presentation includes a reconciliation to the most directly comparable operating performance measure (i.e. net income/(loss)).  Ensure that you also present a reconciliation of your non-GAAP financial measures to a measure of liquidity (i.e. cash flows from operations) pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:  We will ensure that future uses of EBITDA and Adjusted EBITDA are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.  In particular, when disclosing EBITDA and Adjusted EBITDA, we will present comparable GAAP results pursuant to Item 10(e)(1)(i)(A).  In addition, we will include a reconciliation to a measure of liquidity (i.e., cash flows from operations), as well as a reconciliation to the most directly comparable operating performance measure (i.e., net income/(loss)) pursuant to Item 10(e)(1)(i)(B).

This is to acknowledge that:

- The Company understands that it is responsible for the adequacy and accuracy of the disclosure in our filings;

- The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

- The Company understands that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please give me a call at 828-454-0561.

Sincerely,

/s/ Richard Lozyniak

Richard Lozyniak

President and CEO